SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 12, 2008

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on December 11, 2008 on the Hong Kong Stock Exchange’s website at http://www.hkexnews.hk/listedco/listconews/sehk/20081211/LTN20081211477_C.pdf with respect to the proposal for non-public issue of A Shares of the Company.  The following is the summary of the announcement:

The Company plans to issue 721,150,000 A Shares for a total consideration of RMB2,278,834,000 to China Southern Air Holding Company (“CSAHC”), all payable in cash.  The subscription price will be RMB3.16 per A Share which is at least 90% of the average trading price of the Company’s A shares during the previous 20 trading days before the pricing date.  The subscription price and the number of new A Shares to be subscribed shall be adjusted in case of ex-right or ex-dividend during the pricing date to the date of issue of the New A Shares.  Before the completion of  the non-public issue of A Shares of the Company, CSAHC directly holds 50.3% of the Company’s issued share capital and immediately following the completion, CSAHC will hold 55.2% of the Company’s issued share capital.  The A Shares issued to CSAHC will be subject to a thirty six (36) month lock-up.

The subscription agreement dated on December 10, 2008 has been made by and between the Company and CSAHC in connection with the proposed non-public issue of A shares (“A Share Subscription Agreement”).  The A Share Subscription Agreement will become effective when the proposed transaction is approved by the General Managers Meeting of CSAHC, the board of directors of the Company, the extraordinary general meeting and the Class Meetings of the Company and the China Securities Regulatory Commission.  The proceeds of non-public issue of A Shares will be used by the Company to repay the principal of the Company’s bank loans.

Separately, the Company also plans to issue 721,150,000 H shares to Nan Lung Holding Limited.  Upon completion of the issuance of A shares and H shares, CSAHC will hold 59.3% of the Company’s issued share capital.  The proposal shall not be deemed as marketing materials for the proposed non-public issue of H shares.

With regard to the information of the A Shares subscription, you may also refer to the information published in the Form 6-K dated on December 10, 2008 at http://www.sec.gov/Archives/edgar/data/1041668/000114420408068588/0001144204-08-068588-index.htm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: December 12, 2008